UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARDELYX, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

039697107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

1	Names of reporting persons CMEA Ventures VII, GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 3,709,738 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 3,709,738 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 3,709,738 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 20.0% (3)
12	Type of reporting person OO

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA VII”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by CMEA VII and CMEA Parallel.
(2)	Includes 3,616,966 shares of Common Stock held by CMEA VII and 92,772 shares of Common Stock held by CMEA Parallel as of December 31, 2014. As of February 10, 2015, CMEA VII held 3,158,716 shares and CMEA Parallel held 80,990 shares.
(3)	The percentage is based upon 18,540,094 shares of Common Stock of the Issuer outstanding (as of October 31, 2014) as reported by the Issuer in its 10-Q for the period ended September 30, 2014; and filed on November 7, 2014. As of February 10, 2015, the percentage equaled 17.5%.

Page 2 of 14 pages

1	Names of reporting persons CMEA Ventures VII GP, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 3,709,738 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 3,709,738 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 3,709,738 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 20.0% (3)
12	Type of reporting person PN

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA VII”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by CMEA VII and CMEA Parallel.
(2)	Includes 3,616,966 shares of Common Stock held by CMEA VII and 92,772 shares of Common Stock held by CMEA Parallel as of December 31, 2014. As of February 10, 2015, CMEA VII held 3,158,716 shares and CMEA Parallel held 80,990 shares.
(3)	The percentage is based upon 18,540,094 shares of Common Stock of the Issuer outstanding (as of October 31, 2014) as reported by the Issuer in its 10-Q for the period ended September 30, 2014; and filed on November 7, 2014. As of February 10, 2015, the percentage equaled 17.5%.

Page 3 of 14 pages

1	Names of reporting persons CMEA Ventures VII, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 3,709,738 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 3,709,738 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 3,709,738 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 20.0% (3)
12	Type of reporting person PN

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA VII”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by CMEA VII and CMEA Parallel.
(2)	Includes 3,616,966 shares of Common Stock held by CMEA VII and 92,772 shares of Common Stock held by CMEA Parallel as of December 31, 2014. As of February 10, 2015, CMEA VII held 3,158,716 shares and CMEA Parallel held 80,990 shares.
(3)	The percentage is based upon 18,540,094 shares of Common Stock of the Issuer outstanding (as of October 31, 2014) as reported by the Issuer in its 10-Q for the period ended September 30, 2014; and filed on November 7, 2014. As of February 10, 2015, the percentage equaled 17.5%.

Page 4 of 14 pages

1	Names of reporting persons CMEA Ventures VII (Parallel), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 3,709,738 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 3,709,738 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 3,709,738 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 20.0% (3)
12	Type of reporting person PN

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA VII”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by CMEA VII and CMEA Parallel.
(2)	Includes 3,616,966 shares of Common Stock held by CMEA VII and 92,772 shares of Common Stock held by CMEA Parallel as of December 31, 2014. As of February 10, 2015, CMEA VII held 3,158,716 shares and CMEA Parallel held 80,990 shares.
(3)	The percentage is based upon 18,540,094 shares of Common Stock of the Issuer outstanding (as of October 31, 2014) as reported by the Issuer in its 10-Q for the period ended September 30, 2014; and filed on November 7, 2014. As of February 10, 2015, the percentage equaled 17.5%.

Page 5 of 14 pages

1	Names of reporting persons David J Collier
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 3,709,738 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 3,709,738 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 3,709,738 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 20.0% (3)
12	Type of reporting person IN

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA VII”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by CMEA VII and CMEA Parallel.
(2)	Includes 3,616,966 shares of Common Stock held by CMEA VII and 92,772 shares of Common Stock held by CMEA Parallel as of December 31, 2014. As of February 10, 2015, CMEA VII held 3,158,716 shares and CMEA Parallel held 80,990 shares.
(3)	The percentage is based upon 18,540,094 shares of Common Stock of the Issuer outstanding (as of October 31, 2014) as reported by the Issuer in its 10-Q for the period ended September 30, 2014; and filed on November 7, 2014. As of February 10, 2015, the percentage equaled 17.5%.

Page 6 of 14 pages

1	Names of reporting persons James F Watson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 3,709,738 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 3,709,738 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 3,709,738 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 20.0% (3)
12	Type of reporting person IN

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA VII”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by CMEA VII and CMEA Parallel.
(2)	Includes 3,616,966 shares of Common Stock held by CMEA VII and 92,772 shares of Common Stock held by CMEA Parallel as of December 31, 2014. As of February 10, 2015, CMEA VII held 3,158,716 shares and CMEA Parallel held 80,990 shares.
(3)	The percentage is based upon 18,540,094 shares of Common Stock of the Issuer outstanding (as of October 31, 2014) as reported by the Issuer in its 10-Q for the period ended September 30, 2014; and filed on November 7, 2014. As of February 10, 2015, the percentage equaled 17.5%.

Page 7 of 14 pages

1	Names of reporting persons Faysal A Sohail
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 Shares
	6	Shared voting power 3,709,738 Shares (2)
	7	Sole dispositive power 0 Shares
	8	Shared dispositive power 3,709,738 Shares (2)
9	Aggregate amount beneficially owned by each reporting person 3,709,738 Shares (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 20.0% (3)
12	Type of reporting person IN

(1)	This Schedule 13G is filed by CMEA Ventures VII GP, LLC (“CMEA GP LLC”), CMEA Ventures VII GP, L.P. (CMEA GP LP”), CMEA Ventures VII, L.P. (“CMEA VII”) and CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”) and James F. Watson (“Watson”) (together, the “Reporting Persons”). The Reporting Persons may be considered a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G. CMEA GP LLC serves as the general partner of CMEA GP LP, which serves as the general partner of CMEA and CMEA Parallel and may be deemed to own beneficially the shares held by CMEA and CMEA Parallel. Collier, Watson and Sohail share voting and investment power over and may be deemed to own beneficially the shares held by CMEA VII and CMEA Parallel.
(2)	Includes 3,616,966 shares of Common Stock held by CMEA VII and 92,772 shares of Common Stock held by CMEA Parallel as of December 31, 2014. As of February 10, 2015, CMEA VII held 3,158,716 shares and CMEA Parallel held 80,990 shares.
(3)	The percentage is based upon 18,540,094 shares of Common Stock of the Issuer outstanding (as of October 31, 2014) as reported by the Issuer in its 10-Q for the period ended September 30, 2014; and filed on November 7, 2014. As of February 10, 2015, the percentage equaled 17.5%.

Page 8 of 14 pages

Item 1(a).	Name of Issuer: Ardelyx, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 34175 Ardenwood Blvd. Fremont, California 94555

Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by:

CMEA Ventures VII GP, LLC (“CMEA GP LLC”)

CMEA Ventures VII GP, L.P. (“CMEA GP LP”)

CMEA Ventures VII, L.P. (“CMEA VII”)

CMEA Ventures VII Parallel), L.P. (“CMEA Parallel”)

David J. Collier (“Collier”)

James F. Watson (“Watson”)

Faysal A. Sohail (“Sohail”)

Item 2(b).	Address of Principal Business Office, or, if none, Residence: CMEA Capital One Letterman Drive, Building C, Suite CM 500 San Francisco, CA 94129

Item 2(c).	Citizenship:

	CMEA GP LLC	-	Delaware Limited Liability Company
	CMEA GP LP		Delaware Limited Partnership
	CMEA VII	-	Delaware Limited Partnership
	CMEA Parallel	-	Delaware Limited Partnership
	Collier		United States citizen
	Watson		United States citizen
	Sohail		United States citizen

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP No.: 039697107

Item 3.	Not Applicable.

Page 9 of 14 pages

Item 4.	Ownership

CMEA Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
CMEA VII	3,616,966	0	3,709,738	0	3,709,738	3,709,738	20%

CMEA Parallel	92,772	0	3,709,738	0	3,709,738	3,709,738	20%

As of February 10, 2015, CMEA VII held 3,158,716 shares and CMEA Parallel held 80,990 shares and the percentage of class equaled 17.5%.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Page 10 of 14 pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

CMEA Ventures VII GP, LLC

By:	/s/ David J. Collier
David J. Collier, Manager

CMEA Ventures VII GP, L.P.

By:	CMEA Ventures VII GP, LLC
Its:	General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

CMEA Ventures VII, L.P.

By:	CMEA Ventures VII GP, L.P.
Its:	General Partner

By:	CMEA Ventures VII GP, LLC
Its:	General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

CMEA Ventures VII (Parallel), L.P.

By:	CMEA Ventures VII GP, L.P.
Its:	General Partner

By:	CMEA Ventures VII GP, LLC
Its:	General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

/s/ David J. Collier
David J. Collier

/s/ James F. Watson
James F. Watson

/s/ Faysal A. Sohail
Faysal A. Sohail

Page 12 of 14 pages

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among CMEA Ventures VII GP, LLC, CMEA Ventures VII, GP, L.P., CMEA Ventures VII, L.P. and CMEA Ventures VII (Parallel), L.P.

Page 13 of 14 pages

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 12, 2015

CMEA Ventures VII GP, LLC

By:	/s/ David J. Collier
David J. Collier, Manager

CMEA Ventures VII GP, L.P.

By:	CMEA Ventures VII GP, LLC
Its:	General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

CMEA Ventures VII, L.P.

By:	CMEA Ventures VII GP, L.P.
Its:	General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

CMEA Ventures VII (Parallel), L.P.

By:	CMEA Ventures VII GP, LP
Its:	General Partner

By:	/s/ David J. Collier
David J. Collier, Manager

/s/ David J. Collier
David J. Collier

/s/ James F. Watson
James F. Watson

/s/ Faysal A. Sohail
Faysal A. Sohail

Page 14 of 14 pages